Exhibit 99.2

                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

MCI Group (an integrated business of WorldCom, Inc.)
  Combined balance sheets as of December 31, 2000 and
     March 31, 2001 ...................................................      2
  Combined statements of operations for the three months ended
     March 31, 2000 and 2001 ..........................................      3
  Combined statements of cash flows for the three months ended
     March 31, 2000 and 2001 ..........................................      4
  Notes to combined financial statements ..............................      5

                                   -----------

You should understand the following when reading the interim combined financial statements of the MCI group, which is an integrated business of WorldCom, Inc.:

      o We have presented the interim combined financial statements of the MCI group at substantially the same level of detail as our interim consolidated financial statements. We believe that investors will require detailed financial information for the MCI group to properly evaluate the market potential of MCI group stock;

      o the MCI group is a collection of our MCI businesses and is not a separate legal entity;

      o the holders of the MCI group stock are shareholders of WorldCom and do not have an ownership interest in the MCI group or any company in the MCI group or a claim on any of the assets attributed to the MCI group;

      o the attribution of a portion of our assets and liabilities to the MCI group does not affect our ownership of these assets or responsibility for these liabilities and does not affect the rights of any of our creditors; and

      o the assets attributed to the MCI group could be subject to the liabilities attributed to the WorldCom group.


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

              MCI GROUP (an integrated business of WorldCom, Inc.)
                             COMBINED BALANCE SHEETS
                            (Unaudited. In Millions)

                                                                                        December 31,   March 31,
                                                                                            2000         2001
                                                                                        ------------   --------
ASSETS
Current assets:
  Cash and cash equivalents                                                               $     41     $     20
  Accounts receivable, net of allowance for bad debts of $514 in 2000 and $463 in 2001       1,835        1,772
  Deferred tax asset                                                                            41           41
  Other current assets                                                                         395          324
                                                                                          --------     --------
         Total current assets                                                                2,312        2,157
                                                                                          --------     --------
Property and equipment:
  Transmission equipment                                                                       405          382
  Communications equipment                                                                   2,227        2,360
  Furniture, fixtures and other                                                                676          679
  Construction in progress                                                                     170          171
                                                                                          --------     --------
                                                                                             3,478        3,592
  Accumulated depreciation                                                                  (1,232)      (1,371)
                                                                                          --------     --------
                                                                                             2,246        2,221
                                                                                          --------     --------
Goodwill and other intangible assets                                                         9,909        9,904
Other assets                                                                                   168          253
                                                                                          --------     --------
                                                                                          $ 14,635     $ 14,535
                                                                                          ========     ========
LIABILITIES AND SHAREHOLDERS' INVESTMENT
Current liabilities:
  Accounts payable and accrued line costs                                                 $  2,438     $  2,094
  Payable to WorldCom group, net                                                             1,625        1,812
  Other current liabilities                                                                  1,022        1,066
                                                                                          --------     --------
         Total current liabilities                                                           5,085        4,972
                                                                                          --------     --------
Long-term liabilities, less current portion:
  Long-term debt                                                                             6,000        6,000
  Deferred tax liability                                                                       928          934
  Other liabilities                                                                            159           89
                                                                                          --------     --------
         Total long-term liabilities                                                         7,087        7,023
                                                                                          --------     --------

Commitments and contingencies

Allocated net worth                                                                          2,463        2,540
                                                                                          --------     --------
                                                                                          $ 14,635     $ 14,535
                                                                                          ========     ========

The accompanying notes are an integral part of these statements.


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

              MCI GROUP (an integrated business of WorldCom, Inc.)
                        COMBINED STATEMENTS OF OPERATIONS
                            (Unaudited. In Millions)

                                                                        For the Three Months Ended
                                                                                 March 31,
                                                                        --------------------------
                                                                              2000        2001
                                                                            -------     -------
Revenues                                                                    $ 4,183     $ 3,622
                                                                            -------     -------

Operating expenses:
  Line costs                                                                  1,751       1,826
  Selling, general and administrative                                         1,193       1,338
  Depreciation and amortization                                                 205         227
                                                                            -------     -------
        Total                                                                 3,149       3,391
                                                                            -------     -------
Operating income                                                              1,034         231
Other income (expense):
  Interest expense                                                             (127)       (126)
                                                                            -------     -------
Income before income taxes and cumulative effect of accounting change           907         105
Provision for income taxes                                                      360          43
                                                                            -------     -------
Income before cumulative effect of accounting change                            547          62
Cumulative effect of accounting change (net of income tax of $7 in 2000)        (10)         --
                                                                            -------     -------
Net income                                                                  $   537     $    62
                                                                            =======     =======

The accompanying notes are an integral part of these statements.


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


              MCI GROUP (an integrated business of WorldCom, Inc.)
                       COMBINED STATEMENTS OF CASH FLOWS
                            (Unaudited. In Millions)

                                                              For the Three Months Ended
                                                                       March 31,
                                                              --------------------------
                                                                 2000          2001
                                                               --------      --------
Cash flows from operating activities:
Net income                                                     $    537      $     62
Adjustments to reconcile net income to net cash
  provided by operating activities:
    Cumulative effect of accounting change                           10            --
    Depreciation and amortization                                   205           227
    Provision for losses on accounts receivable                      98           157
    Provision for deferred income taxes                              44             6
    Change in assets and liabilities, net of effect of
      business combinations:
        Accounts receivable                                         (75)          (95)
        Other current assets                                        (37)           72
        Accounts payable and other current liabilities             (512)         (256)
        Payable to WorldCom group, net                              162           187
                                                               --------      --------
Net cash provided by operating activities                           432           360
                                                               --------      --------
Cash flows from investing activities:
  Capital expenditures                                              (86)          (95)
  Increase in intangible assets                                     (65)         (118)
  Proceeds from disposition of marketable securities
    and other long-term assets                                        2            --
  Increase in other assets                                          (59)          (95)
  Decrease in other liabilities                                     (34)          (88)
                                                               --------      --------
Net cash used in investing activities                              (242)         (396)
                                                               --------      --------
Cash flows from financing activities:
  Advances (to) from WorldCom group, net                           (161)           15
                                                               --------      --------
Net cash provided by (used in) financing activities                (161)           15
                                                               --------      --------

Net increase (decrease) in cash and cash equivalents                 29           (21)
Cash and cash equivalents at beginning of period                     70            41
                                                               --------      --------
Cash and cash equivalents at end of period                     $     99      $     20
                                                               ========      ========

The accompanying notes are an integral part of these statements.


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

MCI Group (an integrated business of WorldCom, Inc.)

                     NOTES TO COMBINED FINANCIAL STATEMENTS

(A) General

The combined financial statements included herein for the MCI group (an integrated business of WorldCom, Inc.), are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States for interim financial reporting and SEC regulations. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations. In the opinion of our management, the combined financial statements of the MCI group reflect all adjustments (of a normal and recurring nature) which are necessary to present fairly the financial position, results of operations and cash flows for the interim periods. These financial statements should be read in conjunction with our Annual Report on Form 10-K/A for the year ended December 31, 2000. The results for the three-month period ended March 31, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001.

(B) Tracking Stock Proposal

On November 1, 2000, we announced a realignment of our businesses with the distinct customer bases they serve. While WorldCom, Inc. will remain the name of the company, we will create two separately traded tracking stocks:

      o WorldCom group stock is intended to reflect the performance of our data, Internet, international and commercial voice businesses and is expected to be quoted on The Nasdaq National Market under the trading symbol "WCOM", and

      o MCI group stock is intended to reflect the performance of our consumer, small business, wholesale long distance, wireless messaging and dial-up Internet access businesses and is expected to be quoted on The Nasdaq National Market under the trading symbol "MCIT".

A tracking stock is a separate class of a company's common stock intended to provide a return to investors based upon the financial performance of a distinct business unit of the company, sometimes referred to as the targeted business. These targeted businesses are collections of businesses that we have grouped together in order for us to issue WorldCom group stock and MCI group stock. The ownership of the targeted business does not change, and while each of the classes of stock trade separately, all shareholders are common shareholders of a single company, WorldCom, and will be subject to all risks of an investment in WorldCom as a whole.

In connection with the recapitalization, which must be approved by our shareholders, we will amend our articles of incorporation to effect a recapitalization that will replace our existing common stock with two new series of common stock that are intended to reflect, or track, the performance of the businesses attributed to the WorldCom group and the MCI group. We will hold our shareholder meeting to vote on the recapitalization on June 7, 2001, and will effect the recapitalization shortly after we receive the necessary shareholder approval.

If our shareholders approve the recapitalization, each share of our existing common stock will be changed into one share of WorldCom group stock and 1/25 of a share of MCI group stock. After the recapitalization, a common shareholder's ownership in WorldCom will then be represented by two stocks: WorldCom group stock and MCI group stock.

We intend to initially pay a quarterly dividend of $0.60 per share on the MCI group stock. The MCI group will initially be allocated notional debt of $6 billion and our remaining debt will be allocated on a notional basis to the WorldCom group. We intend, for so long as the WorldCom group stock and the MCI group stock remains outstanding, to include in filings by WorldCom under the Securities Exchange Act of 1934, as amended, the combined financial statements of each of the WorldCom group and the MCI group. These combined financial statements will be prepared in accordance with accounting principles generally accepted in the United States, and in the case of annual financial statements, will be audited. These combined financial statements are not legally required under current law or SEC regulations.


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

Voting rights of the holders of WorldCom group and MCI group stock will be prorated based on the relative market values of WorldCom group stock and MCI group stock. We will conduct shareholder meetings that encompass all holders of voting stock. The WorldCom group and the MCI group shareholders will vote together as a single class on all matters brought to a vote of shareholders, including the election of our directors.

Our board of directors may at any time convert each outstanding share of MCI group stock into shares of WorldCom group stock at 110% of the relative trading value of MCI group stock for the 20 days prior to the announcement of the conversion. No premium will be paid on a conversion that occurs three years after the issuance of MCI group stock.

If all or substantially all of the WorldCom group or MCI group assets are sold, either: (i) the relevant shareholders will receive a distribution equal to the fair value of the net proceeds of the sale, either by special dividend or by redemption of shares; or (ii) each outstanding share of MCI group stock will be converted into shares of WorldCom group stock at 110% or 100% of the relative trading value of MCI group stock for a 10 trading day period following the sale.

Investors and security holders are urged to read our Registration Statement on Form S-4, as amended, relating to the tracking stocks, including the proxy statement and prospectus which may be obtained without charge from the SEC's website at http://www.sec.gov. Holders of our stock may also obtain documents for free by directing their request to WorldCom, Inc., c/o Investor Relations Department, 500 Clinton Center Drive, Clinton, Mississippi 39056. These combined financial statements and related notes, and such proxy statement/prospectus do not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sale of tracking stock in any state in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that state. No offering of tracking stock will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

WorldCom and other persons referred to below may be deemed to be participants in the solicitation of proxies of our shareholders to adopt the proposals which will be set forth in the proxy statement contained in our Registration Statement on Form S-4, as amended, relating to the tracking stocks. The participants in this solicitation may include our directors and executive officers, who may have an interest in the transaction including as a result of holding shares of our common stock and/or options to acquire the same. A detailed list of the names and interests of our directors and executive officers is contained in the proxy statement contained in our Registration Statement on Form S-4, as amended, relating to the tracking stocks, which may be obtained without charge at the SEC's website at http://www.sec.gov.

(C) Earnings Per Share

After implementation of the recapitalization, our consolidated financial statements will present basic and diluted earnings per share for WorldCom group stock and MCI group stock using the two-class method. The two-class method is an earnings formula that determines the earnings per share for WorldCom group stock and MCI group stock according to participation rights in undistributed earnings. The combined financial statements of the MCI group will not present earnings per share because MCI group stock is a series of our common stock and the MCI group is not a legal entity with a capital structure.

For purposes of our consolidated financial statements, basic earnings per share for MCI group stock will be computed by dividing net income for the period by the number of weighted-average shares of MCI group stock then outstanding. Diluted earnings per share of MCI group stock will be computed by dividing net income for the period by the weighted-average number of shares of MCI group stock outstanding, including the dilutive effect of MCI group stock equivalents.

(D) Supplemental Disclosure of Cash Flow Information

Interest paid by the MCI group during the three months ended March 31, 2000 and 2001, amounted to $152 million and $122 million, respectively. Income taxes paid during the three months ended March 31, 2000 and 2001, totaled $19 million and $6 million, respectively.


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

(E) Segment Information

Based on its organizational structure, the MCI group operates in four reportable segments: Consumer, Wholesale, Alternative channels and small business and Dial-up Internet. The MCI group's reportable segments represent business units that primarily offer similar products and services; however, the business units are managed separately due to the type and class of customer as well as the geographic dispersion of their operations. Consumer includes domestic voice communications services for consumer customers. Wholesale includes long distance voice and data domestic communications services for wholesale customers. Alternative channels and small business includes domestic long distance voice and data, agents, prepaid calling cards and paging services provided to alternative wholesale and small business customers. Dial-up Internet includes dial-up Internet access services.

Our chief operating decision-maker utilizes revenue information in assessing performance and making overall operating decisions and resource allocations. Communications services are generally provided utilizing our network facilities, which do not make a distinction between the types of services. Profit and loss information for the MCI group is reported only on a combined basis to our chief operating decision-maker and our board of directors.

The accounting policies of the segments are the same policies as those used by the MCI group in preparing its combined financial statements. Information about the MCI group's segments for the three months ended March 31, 2000 and 2001, is as follows (in millions):

                                              Revenues from External     Selling, General and
                                                     Customers         Administrative Expenses
                                              ----------------------     --------------------

                                                  2000      2001         2000         2001
                                                  ----      ----         ----         ----
      Consumer                                   $1,958    $1,807       $  713       $  748
      Wholesale                                     932       695          135          159
      Alternative channels and small business       876       695          248          293
      Dial-up Internet                              417       425           97          138
                                                 ------    ------       ------       ------
           Total                                 $4,183    $3,622       $1,193       $1,338
                                                 ======    ======       ======       ======

The following is a reconciliation of the segment information to income before income taxes and cumulative effect of accounting change for the three months ended March 31, 2000 and 2001 (in millions):

                                                           2000        2001
                                                           ----        ----
          Revenues                                       $ 4,183     $ 3,622
          Operating expenses                               3,149       3,391
                                                         -------     -------
          Operating income                                 1,034         231
          Other income (expense):
               Interest expense                             (127)       (126)
                                                         -------     -------
          Income before income taxes and
               cumulative effect of accounting change    $   907     $   105
                                                         =======     =======

(F) Contingencies

The MCI group's shareholders are subject to all of the risks related to an investment in WorldCom and the MCI group, including the effects of any legal proceedings and claims against the WorldCom group. See Note G to our interim consolidated financial statements for information related to our contingencies.


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